Mail Stop 3561

      January 27, 2006


Thomas A. Murdock
President, CEO
Fonix Corporation
9350 S 150 E, Suite 700
Salt Lake City, Utah  84070

      Re:	Fonix Corporation
      Amendment No. 3 to Form S-1
      Filed January 19, 2006
		File No. 333-129092

Dear Mr. Murdock:

      We have limited our review of your Form S-1, file number
333-
129092, to consideration of your disclosure concerning your equity line agreement and related matters and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 3 to Form S-1 (File No. 333-129092)
1. We note your response to our prior comments one and two and the Southridge Capital Management sub-advisory agreement that you have provided us. Southridge Capital Management and Steve Hicks appear to have dispositive control over Queen`s common stock investment in Fonix. Among other things, Southridge Capital, and ultimately Mr. Hicks, has the "sole authority and responsibility" to "invest[] and reinvest[]" Queen`s assets and this power is not revoked until Queen provides thirty days` written notice and then only regarding transactions not already initiated by Southridge Capital. At the same time, Mr. Hicks has dispositive control over Southridge Partners` convertible preferred stock investment in Fonix, which investment is based on a floating exchange ratio of preferred stock for common stock.


The aggregation of beneficial ownership of Southridge Partners`
Fonix
common stock and Queen`s Fonix common stock could be a trigger of the
4.999% beneficial ownership limitation in section 7.2(i) of the equity line agreement, and Southridge Capital`s/Steve Hicks` ability to trigger the provision using preferred stock conversions at floating exchange ratios allows Queen to limit the extent to which it has to purchase shares under the agreement. Therefore, we view Queen`s obligation under the equity line financing as not being irrevocable and the equity line financing as not being properly structured under Section 5 of the Securities Act of 1933. As registration statement number 333-129092 concerns only the resale of
Queen equity line shares, please withdraw it.
Form RW regarding Form S-1 (File No. 333-129236)
2. We note your disclosure on page seven of registration statement file number 333-129092 suggests that Southridge still holds the 1,093 shares of Series J preferred stock. To assist investors in understanding why you are withdrawing file number 333-129236 now and why "the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors," please amend your Form RW to "fully" state the grounds upon which you make the withdrawal application. See Securities Act Rule 477.

*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


You may contact Cheryl Grant, Staff Attorney, at 202-551-3359, or me, at 202-551-3833, with any questions.

      					Sincerely,



      					Michele Anderson
      					Legal Branch Chief

Mr. Murdock
Fonix Corporation
January 27, 2006
Page 2